UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Organization of Investor Relations Event

1. Date & Time and Place	Date & Time	September 10-12, 2024 (09:00 -18:00)
	Place	Hong Kong

	2. Target Audience	Major foreign Institutional Investors

	3. Purpose of IR	To promote understanding of the company [CITIC CLSA Investors’ Forum, BofA Asian Credit Conference]

	4. Method of IR	One-on-one meeting

	5. Summary of Key Topics to be covered	Key business highlights in 2Q 2024 and Q&A

	6. Decision Date	September 6, 2024

	7. IR Material	Publication Date	—

		Website	http://www.posco-inc.com

8. Other references useful for making investment decisions

1. Above ‘1. Date & Time’ are based on Local Time.

2. Schedule :

- CITIC CLSA Investors’ Forum : September 10-11

- BofA Asian Credit Conference : September 12

3. Please refer to the IR material posted on the company’s website

(http://www.posco-inc.com ▷ Investors ▷ IR Archives)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: September 6, 2024	By	/s/ Kim, Seung-Jun
(Signature)
Name: Kim, Seung-Jun
Title: Executive Vice President